UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026 No.3

Commission File Number 000-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Tower Semiconductor Ltd. (“Tower”) issued a letter to shareholders on June 22, 2026 (the “Letter to Shareholders”), which contains supplemental information to the proxy statement for its Annual General Meeting of Shareholders to be held on July 2, 2026 that was attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by Tower to the U.S. Securities and Exchange Commission (“SEC”) on May 21, 2026.  A copy of the Letter to Shareholders is furnished herewith as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K.

Exhibit 99.1	Tower Semiconductor Ltd. Letter to Shareholders Issued on June 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 22, 2026	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Corporate Secretary